Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2018 Fourth Quarter and Full Year Results

Highlights

●	Fourth quarter 2018 revenues increased by 26.2% to $37.8 million.
●	Full year revenues growth of 24.8% to a record $142.4 million, fueled by strong demand for Kornit’s HD portfolio of solutions.
●	Successful business and organizational transformation in North America.
●	Continued business momentum in EMEA, driven by shift to industrial systems, leading to a 42.7% year-over-year growth in revenues.
●	Full year services revenues grew by 37.2% to $16.6 million.
●	Fourth quarter 2018 GAAP operating profit increased by $1.4 million; Non-GAAP operating profit increased by $1.8 million, or 160.0% year-over-year.
●	Fourth quarter 2018 GAAP net income of $0.19 per diluted share; Non-GAAP net income doubled to $0.08 per diluted share, net of $0.04 per diluted share attributed to the non-cash impact of warrants.
●	Record cash flow from operations $15.7 million in the fourth quarter and $33.4 million on an annual basis.
●	Company completed development of multiple new products to be launched in 2019.

Rosh-Ha’Ayin, Israel – February 12, 2019 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the fourth quarter and full year ended December 31, 2018.

Kornit reported fourth quarter 2018 revenues increased 26.2% to $37.8 million, net of $1.4 million attributed to the non-cash impact of warrants, compared to $30.0 million, net of $0.4 million attributed to the non-cash impact of warrants, in the prior year period. Increased revenues in the quarter were attributable to widespread growth across geographies and customers, and the delivery of systems on a large customer program.

GAAP operating income increased to $0.8 million in the fourth quarter, compared to the prior-year period operating loss of $0.5 million. Non-GAAP operating income increased by 160% to $2.9 million, or 7.8% of revenues, in the fourth quarter, compared to $1.1 million, or 3.8% of revenues, in the prior year period. Increased operating income was the result of increased revenues and higher operating leverage.

Ronen Samuel, Kornit Digital’s Chief Executive Officer commented, “We finished 2018 with accelerating momentum which delivered record quarterly sales. Our success in 2018 is attributable to another year of product innovation highlighted by the launch of HD systems and upgrades. Looking at the year ahead, we have a strong pipeline of unprecedented innovation, including the recently released Atlas which is already gaining momentum, and our dark poly solution which is in beta testing with general availability in Q2-2019”.

Samuel concluded… “We are investing in our business to drive long-term growth through new technology and improvements in our go-to-market strategy. These improvements will expand total impressions made on Kornit systems, as we continue to optimize total cost of ownership, expanding our reach into new segments and lead the industry in print quality”.

Fourth Quarter 2018 Results of Operations

Kornit reported fourth quarter revenues, net of the non-cash impact of warrants, of $37.8 million, compared with the prior-year period level of $30.0 million. The total non-cash impact of the warrants deducted from revenues was $1.4 million in the fourth quarter of 2018 and $0.4 million in the fourth quarter of 2017.

On a GAAP basis, fourth quarter gross profit was $18.1 million, compared with $14.5 million, in the prior-year period. Non-GAAP gross profit in the fourth quarter was $18.4 million, or 48.8% of revenue, compared with $14.6 million, or 48.9% of revenues in the fourth quarter of 2017. The lower gross margin was primarily due to the effect of warrants in the period.

On a GAAP basis, total operating expenses in the fourth quarter were $17.3 million, compared to $15.0 million in the prior-year period. Non-GAAP operating expenses in the fourth quarter increased to $15.5 million, or 41.0% of revenue, compared to $13.5 million, or 45.1% of revenues, in the prior-year period.

Fourth quarter GAAP research and development expenses were $6.2 million, compared to $5.6 million in the prior-year period. Fourth quarter Non-GAAP research and development expenses were $5.9 million, or 15.6% of revenues, compared to $5.4 million, or 18.2% of revenues in the prior-year period.

Fourth quarter GAAP selling and marketing expenses were $6.9 million, compared to $5.2 million in the prior-year period. Fourth quarter Non-GAAP selling and marketing expenses were $6.2 million, or 16.5% of revenues, compared to $4.7 million, or 15.5% of revenues, in the equivalent prior-year period.

Fourth quarter GAAP general and administrative expenses were $4.2 million, compared to $4.0 million in the prior-year period. Fourth quarter Non-GAAP general and administrative expenses were $3.4 million, or 8.9% of revenues, compared to $3.4 million, or 11.4% of revenues, in the prior-year period.

On a GAAP basis, fourth-quarter operating income was $0.8 million, compared to operating loss of $0.5 million during the prior-year period. Non-GAAP operating income in the fourth quarter increased to $2.9 million, compared to $1.1 million in the prior-year period. As a percent of revenues, Non-GAAP operating margin for the fourth quarter was 7.8% of revenues, compared with 3.8% of revenues in the fourth quarter of 2017.

In the fourth quarter, the company have formed a deferred income tax asset in the amount of $5.9 million that effected GAAP net Income.

On a GAAP basis, the Company reported net income of $7.0 million, or $0.19 per diluted share, compared to net loss of $0.4 million in the fourth quarter of 2017. Non-GAAP net income for the fourth quarter of 2018 was $3.0 million, or $0.08 per diluted share, net of $0.04 per diluted share attributed to the non-cash impact of warrants, compared to net income of $1.5 million, or $0.04 per diluted share, net of $0.01 per diluted share attributed to the non-cash impact of warrants in the prior year period.

Fourth Quarter 2018 Warrants Impact

	Three Months Ended
	December 31,
	2018		2017
	Net of Warrant Impact	Warrant Impact increase (decrease)	Net of Warrant Impact	Warrant Impact increase (decrease)

Revenues	$37.8M	$1.4M	$30.0M	$0.4M
Non-GAAP Gross Margin	48.8%	181bps	48.9%	66bps
Non-GAAP Operating Margin	7.8%	326bps	3.8%	125bps
Non-GAAP Net Margin	7.8%	326bps	5.1%	123bps
Non-GAAP Diluted Earnings Per Share	$0.08	$0.04	$0.04	$0.01

Full Year 2018 Results of Operations

Full year 2018 GAAP revenues which are net of the non-cash impact of the warrants deducted from revenues were $142.4 million, compared to revenues of $114.1 million in the prior year. The full year impact from warrants was $4.6 million in 2018, and $2.9 million in 2017. Higher sales compared to the prior year were primarily related to higher volume of products sold, the success of new product introductions and incremental sales from services. For the full-year, the Company recorded 88.3% of revenues from products, and 11.7% of revenues from services.

Full year GAAP gross profit was $69.9 million, compared to $54.1 million in the prior year. Non-GAAP gross profit for the full year 2018 was $70.9 million, or 49.8% of sales, compared to $54.8 million, or 48.1% of sales for the full year 2017.

Full year 2018 operating expenses on a GAAP basis were $64.3 million, compared to $56.2 million for the full year of 2017. Non-GAAP operating expenses for the full year of 2018 were $58.2 million, or 40.8% of sales, compared to the prior year level of $50.7 million, or 44.4% of sales. The increase in total operating expenses was consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out.

Full year 2018 research and development expenses on a GAAP basis were $21.9 million, compared to the prior year of $20.8 million. Full year Non-GAAP research and development expenses were $20.9 million, or 14.7% of sales, compared to $20.1 million, or 17.6% of sales in the prior year.

Full year 2018 selling and marketing expenses on a GAAP basis were $25.6 million, compared to the prior year of $21.3 million. Full year Non-GAAP selling and marketing expenses were $23.4 million, or 16.4% of sales, compared to $19.1 million, or 16.8% of sales in the prior year.

Full year 2018 general and administrative expenses on a GAAP basis were $16.4 million, compared to the prior year of $13.6 million. Full year Non-GAAP general and administrative expenses were $13.9 million, or 9.7% of sales, compared to $11.5 million, or 10.1% of sales in the prior year.

Full year 2018 GAAP operating income increased to $5.6 million, compared to operating loss of $2.1 million in the prior year. Non-GAAP operating income in the full year 2018 increased to $12.7 million, compared to $4.1 million in the prior year.

On a GAAP basis, full year 2018 net income was $12.4 million, or $0.35 per diluted share, compared to net loss of $2 million in the prior year. Non-GAAP full year 2018 net income was $13.1 million, or $0.37 per diluted share, compared with Non-GAAP net income of $4.0 million or $0.11 per diluted share in the prior year.

Balance Sheet and Cash Flow

At December 31, 2018, the Company had cash, deposits and marketable securities of $127.7 million, and no long-term debt. Cash flow provided by operations was $15.7 million during the fourth quarter of 2018, attributable mainly to higher net profit as well as reduction in AR. Cash flow from operations for the full-year of 2018 were $33.4 million attributable mainly to higher net profit as well as reduction in inventory.

First Quarter 2019 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-394-8218 or +1-323-701-0225. The toll-free Israeli number is 1 80 921 2883. The confirmation code is 4472432.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 4472432. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, February 12, 2019, and will last through 11:59 p.m. ET on Tuesday, February 26, 2019. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of our success in developing, introducing and selling new or improved products and product enhancements, the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems and ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2018. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, amortization of acquired intangible assets offering costs, deferred tax benefits and restructuring expenses and their tax effect. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$74,132	$18,629
Short-term bank deposit	5,000	4,500
Marketable securities	3,981	5,537
Trade receivables, net	21,953	23,245
Inventory	30,030	34,855
Other accounts receivable and prepaid expenses	5,660	2,661
Total current assets	140,756	89,427

LONG-TERM ASSETS:
Marketable securities	44,603	68,835
Deposits and prepaid expenses	744	627
Severance pay fund	351	523
Deferred taxes	7,272	564
Property and equipment, net	14,994	11,230
Intangible assets, net	1,011	2,076
Goodwill	5,092	5,092
Total long-term assets	74,067	88,947

Total assets	$214,823	$178,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$16,614	$12,439
Employees and payroll accruals	7,932	6,338
Deferred revenues and advances from customers	3,633	1,697
Other payables and accrued expenses	4,993	5,046
Total current liabilities	33,172	25,520

LONG-TERM LIABILITIES:
Accrued severance pay	1,059	1,232
Payment obligation related to acquisition	-	334
Other long-term liabilities	1,456	589
Total long-term liabilities	2,515	2,155

SHAREHOLDERS’ EQUITY	179,136	150,699

Total liabilities and shareholders’ equity	$214,823	$178,374

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues
Products	$125,729	$101,953	$33,522	$26,219
Services	16,644	12,135	4,264	3,731
Total revenues	142,373	114,088	37,786	29,950

Cost of revenues
Products	53,303	46,480	14,029	11,834
Services	19,201	13,497	5,630	3,661
Total cost of revenues	72,504	59,977	19,659	15,495

Gross profit	69,869	54,111	18,127	14,455

Operating expenses:
Research and development	21,912	20,834	6,231	5,647
Selling and marketing	25,596	21,279	6,877	5,153
General and administrative	16,436	13,578	4,179	4,033
Restructuring expenses	321	503	-	164
Total operating	64,265	56,194	17,287	14,997
Operating income (loss)	5,604	(2,083)	840	(542)
Financial income, net	1,433	452	341	154
Income (loss) before taxes on income	7,037	(1,631)	1,181	(388)

Taxes on income (tax benefit)	(5,392)	384	(5,796)	(19)
Net income (loss)	12,429	(2,015)	6,977	(369)

Basic net income (loss) per share	$0.36	$(0.06)	$0.20	$(0.01)

Weighted average number of shares used in computing basic net income (loss) per share	34,521,352	33,574,147	34,956,121	34,064,165

Diluted net income (loss) per share	$0.35	$(0.06)	$0.19	$(0.01)

Weighted average number of shares used in computing diluted net income (loss) per share	35,363,704	33,574,147	35,986,581	34,064,165

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$72,504	$59,977	$19,659	$15,495
Cost of product recorded for share-based compensation (1)	(494)	(419)	(154)	(94)
Cost of service recorded for share-based compensation (1)	(398)	(210)	(130)	(63)
Intangible assets amortization on cost of product (2)	(100)	(100)	(25)	(25)
Non-GAAP cost of revenues	$71,512	$59,248	$19,350	$15,313

GAAP gross profit	$69,869	$54,111	$18,127	$14,455
Gross profit adjustments	992	729	309	182
Non-GAAP gross profit	$70,861	$54,840	$18,436	$14,637

GAAP operating expenses	$64,265	$56,194	$17,287	$14,997
Share-based compensation (1)	(4,654)	(3,782)	(1,378)	(1,061)
Intangible assets amortization (2)	(964)	(1,210)	(241)	(267)
Offering costs (a)	(175)	-	(175)	-
Restructuring expenses	(321)	(503)	-	(164)
Non-GAAP operating expenses	$58,151	$50,699	$15,493	$13,505

GAAP Taxes on income (tax benefit)	$(5,392)	$384	$(5,796)	$(19)
Tax effect on to the above non-GAAP adjustments	472	583	186	140
Tax benefit (c)	5,941	-	5,941	-
Impact of the US tax reform (a)	-	(355)	-	(355)
Non-GAAP Taxes on income (tax benefit)	$1,021	$612	$331	$(234)

GAAP net income (loss)	$12,429	$(2,015)	$6,977	$(369)
Share-based compensation (1)	5,546	4,411	1,662	1,218
Intangible assets amortization (2)	1,064	1,310	266	292
Offering costs (a)	175	-	175	-
Restructuring expenses	321	503	-	164
Tax effect on to the above non-GAAP adjustments	(472)	(583)	(186)	(140)
Tax benefit (c)	(5,941)	-	(5,941)	-
Impact of the US tax reform (b)	-	355	-	355
Non-GAAP net income	$13,122	$3,981	$2,953	$1,520

GAAP diluted earning (loss) per share	$0.35	$(0.06)	$0.19	$(0.01)

Non-GAAP diluted earning per share	$0.37	$0.11	$0.08	$0.04

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	35,363,704	33,574,147	35,986,581	34,064,165

Shares used in computing Non-GAAP diluted net earning per share	35,626,160	34,942,014	36,154,121	35,130,831

(1) Share-based compensation
Cost of product revenues	494	419	154	94
Cost of service revenues	398	210	130	63
Research and development	1,022	775	327	206
Selling and marketing	1,240	920	398	232
General and administrative	2,392	2,087	653	623
	5,546	4,411	1,662	1,218
(2) Intangible assets amortization
Cost of product revenues	100	100	25	25
Selling and marketing	964	1,210	241	267
	1,064	1,310	266	292

(a)	Offering costs related to the secondary offering of the company’s shares
(b)	One-time charge of $355 associated with the enactment of U.S. tax reform due to its unique non-recurring nature
(c)	Non cash impact related to the initial recognition of deferred taxes with respect to carryforward losses in Israel

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$12,429	$(2,015)	$6,977	$(369)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,965	4,814	1,362	1,183
Fair value of warrants deducted from revenues	4,576	2,895	1,386	393
Share-based compensation	5,546	4,411	1,662	1,218
Amortization of premium on marketable securities	388	546	49	142
Realized loss (gain) on sale of marketable securities	480	(34)	480	(5)
Decrease in trade receivables	1,069	9,081	8,653	9,811
Decrease (increase) in other receivables and prepaid expenses	(3,135)	1,100	(1,026)	1,496
Decrease (increase) in inventory	4,037	(10,629)	(4,882)	1,002
Decrease (increase) in deferred taxes, net	(6,665)	(125)	(6,640)	516
Decrease (increase) in other long term assets	(121)	(10)	(33)	5
Increase (decrease) in trade payables	4,394	(3,635)	4,627	(2,097)
Increase in employees and payroll accruals	1,621	360	1,100	554
Increase (decrease) in deferred revenues and advances from customers	1,981	(31)	1,692	(248)
Increase (decrease) in other payables and accrued expenses	548	(461)	(243)	(1,215)
Increase (decrease) in accrued severance pay, net	(1)	208	(199)	(34)
Increase (decrease) in other long term liabilities	867	203	712	(298)
Loss from sale of property and Equipment	-	228	-	-
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	389	(916)	49	(118)

Net cash provided by operating activities	33,368	5,990	15,726	11,936

Cash flows from investing activities:

Purchase of property and equipment	(7,294)	(5,660)	(2,388)	(1,160)
Proceeds from sale of property and equipment	-	6	-	-
Decrease (increase) in bank deposits	(500)	(4,500)	4,500	(4,500)
Proceeds from sale of marketable securities	40,635	39,353	40,635	1,041
Proceeds from maturity of marketable securities	6,564	7,240	3,210	500
Purchase of marketable securities	(22,723)	(83,183)	(6,043)	(3,928)

Net cash provided by (used in) investing activities	16,682	(46,744)	39,914	(8,047)

Cash flows from financing activities:

Proceeds from secondary offering, net	-	35,077	-	-
Exercise of employee stock options	6,425	2,760	4,428	417
Payment of contingent consideration	(900)	(1,400)	-	-

Net cash provided by financing activities	5,525	36,437	4,428	417

Foreign currency translation adjustments on cash and cash equivalents	(72)	157	(35)	33
Increase (decrease) in cash and cash equivalents	55,575	(4,317)	60,067	4,306
Cash and cash equivalents at the beginning of the period	18,629	22,789	14,099	14,290
Cash and cash equivalents at the end of the period	74,132	18,629	74,132	18,629

Non-cash investing and financing activities:

Purchase of property and equipment on credit	222	427	222	427
Inventory transferred to be used as property and equipment	591	397	192	126